SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series XIV Notes, in a principal amount of USD 103,292,263.00,  (originally issued for a nominal value of USD 171,202,815, of which USD 67,360,007 and USD 550,545 were cancelled on March 31, 2025 and April 11, 2025, respectively) due 2028.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on June 23, 2025, will start the payment of the sixth installment of interests and the second installment of capital related to its Series XIV Notes issued on July 8, 2022.

Payment Agent:	The Bank of New York Mellon
Date of effective payment:	June 23, 2025
Number of service to be paid:	Sixth installment of interests and second installment of capital
Period comprised by the payment:	December 22, 2024 / June 22, 2025
Concept of payment:	Interests (100%) and Capital (17,5%)
Payment Currency:	USD (United States Dollars).
Nominal Value:	USD 103,292,263
Capital Outstanding:	USD 85,216,117
Annual Nominal Interest:	8.75%
Amount of interest being paid:	USD 3,728,205.11
Amount of capital being paid:	USD 18,076,146.03

Interests will be paid to the people at whose name the Notes were registered as of  June 20, 2025 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
June 13, 2025		Responsible for the Relationship with the Markets